# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Biora Therapeutics, Inc., CIK 0001580063
CUSIP: 74319F107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4330 La Jolla Village Drive Suite 200, San Diego, California (CA), 92122
Date of event which requires filing of this statement: 03/24/2025
Filed by CIK 0001815260
Persons authorized to receive notices and communications: Andrew C. Hyman, Esq., 505 Fifth Avenue, 18th Floor, New York, New York (NY), 10017, (212) 402-6925

## Reporting persons
- Athyrium Opportunities III Co-Invest 1 LP (CIK 0001815260): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,496,246; sole dispositive power 0; shared dispositive power 2,496,246; aggregate amount beneficially owned 2,496,246 (36.5% of the class)
- Athyrium Opportunities III Acquisition LP (CIK 0001835266): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 269,171; sole dispositive power 0; shared dispositive power 269,171; aggregate amount beneficially owned 269,171 (3.9% of the class)
- Athyrium Opportunities III Acquisition 2 LP (CIK 0001815268): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 632,282; sole dispositive power 0; shared dispositive power 632,282; aggregate amount beneficially owned 632,282 (9.2% of the class)
- Athyrium Opportunities 2020 LP (CIK 0001815261): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,333; sole dispositive power 0; shared dispositive power 18,333; aggregate amount beneficially owned 18,333 (0.3% of the class)
- Jeffrey A. Ferrell (CIK 0001394967): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,416,032; sole dispositive power 0; shared dispositive power 3,416,032; aggregate amount beneficially owned 3,416,032 (49.9% of the class)
- Athyrium Opportunities Associates Co-Invest LLC (CIK 0001815259): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,496,246; sole dispositive power 0; shared dispositive power 2,496,246; aggregate amount beneficially owned 2,496,246 (36.5% of the class)
- Athyrium Funds GP Holdings LLC (CIK 0001815225): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,416,032; sole dispositive power 0; shared dispositive power 3,416,032; aggregate amount beneficially owned 3,416,032 (49.9% of the class)
- Athyrium Opportunities Associates III LP (CIK 0001815262): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 919,786; sole dispositive power 0; shared dispositive power 919,786; aggregate amount beneficially owned 919,786 (13.4% of the class)
- Athyrium Opportunities Associates III GP LLC (CIK 0001815211): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 919,786; sole dispositive power 0; shared dispositive power 919,786; aggregate amount beneficially owned 919,786 (13.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Biora Therapeutics, Inc.
Address of issuer's principal executive offices: 4330 La Jolla Village Drive Suite 200, San Diego, California (CA), 92122
Comment:
This Amendment No. 15 amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the "SEC") on July 6, 2020, (as amended to date, this "Schedule 13D"). Capitalized terms used in this Amendment No. 15 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

On January 3, 2023, the Company effected a reverse stock split of the Company's Common Stock at a ratio of 25:1. On October 18, 2024, the Company effected a reverse stock split of the Company's Common Stock at a ratio of 10:1.The share amounts reported in this Amendment No. 15 give effect to each of the reverse stock splits for all periods presented.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 24, 2025, Mr. Ferrell resigned as a member of the Company's board of directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraph 2 of Item 5(a) and (b) of the Schedule 13D is amended and restated as follows:

The Reporting Persons beneficially own in the aggregate 3,416,032 shares of Common Stock, which represents approximately 49.9% of the outstanding shares of Common Stock. All calculations of percentage ownership in this Schedule 13D are based on (i) 4,522,702 shares of Common Stock outstanding as of November 6, 2024, plus (ii) shares issuable upon conversion of the 11.00% / 13.00% Convertible Notes held by the Reporting Persons, to the extent the 11.00% / 13.00% Convertible Notes are then convertible and the resulting shares are considered beneficially owned under applicable rules promulgated under the Exchange Act, plus (iii) shares underlying the Amended Warrant, the Amended Second Common Stock Warrant, the September 2023 Pre-Funded Warrants, the September 2023 Warrants, the December 2023 Additional Warrants, the December 2023 Exchange Warrants and the Forbearance Warrants, to the extent such warrants are then exercisable and the resulting shares are considered beneficially owned under applicable rules promulgated under the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Paragraph 2 of Item 5(a) and (b) of the Schedule 13D is amended and restated as follows:

The Reporting Persons beneficially own in the aggregate 3,416,032 shares of Common Stock, which represents approximately 49.9% of the outstanding shares of Common Stock. All calculations of percentage ownership in this Schedule 13D are based on (i) 4,522,702 shares of Common Stock outstanding as of November 6, 2024, plus (ii) shares issuable upon conversion of the 11.00% / 13.00% Convertible Notes held by the Reporting Persons, to the extent the 11.00% / 13.00% Convertible Notes are then convertible and the resulting shares are considered beneficially owned under applicable rules promulgated under the Exchange Act, plus (iii) shares underlying the Amended Warrant, the Amended Second Common Stock Warrant, the September 2023 Pre-Funded Warrants, the September 2023 Warrants, the December 2023 Additional Warrants, the December 2023 Exchange Warrants and the Forbearance Warrants, to the extent such warrants are then exercisable and the resulting shares are considered beneficially owned under applicable rules promulgated under the Exchange Act.

## Signatures
- Athyrium Opportunities III Co-Invest 1 LP: /s/ Andrew Hyman, Senior Vice President, Secretary of Athyrium Opportunities Associates Co-Invest LLC, general partner of Athyrium Opportunities III Co-Invest 1 LP (03/26/2025)
- Athyrium Opportunities III Acquisition LP: /s/ Andrew Hyman, Senior Vice President, Secretary of Athyrium Opportunities Associates III GP LLC* (03/26/2025)
- Athyrium Opportunities III Acquisition 2 LP: /s/ Andrew Hyman, Senior Vice President, Secretary of Athyrium Opportunities Associates III GP LLC* (03/26/2025)
- Athyrium Opportunities 2020 LP: /s/ Andrew Hyman, Senior Vice President, Secretary of Athyrium Opportunities Associates III GP LLC * (03/26/2025)
- Jeffrey A. Ferrell: /s/ Jeffrey A. Ferrell, Jeffrey A. Ferrell (03/26/2025)
- Athyrium Opportunities Associates Co-Invest LLC: /s/ Andrew Hyman, Senior Vice President, Secretary (03/26/2025)
- Athyrium Funds GP Holdings LLC: /s/ Jeffrey A. Ferrell, Managing Member (03/26/2025)
- Athyrium Opportunities Associates III LP: /s/ Andrew Hyman, Senior Vice President, Secretary of Athyrium Opportunities Associates III GP LLC, general partner of Athyrium Opportunities Associates III LP (03/26/2025)
- Athyrium Opportunities Associates III GP LLC: /s/ Andrew Hyman, Senior Vice President, Secretary (03/26/2025)
Comment: * Athyrium Opportunities Associates III GP LLC is the general partner of Athyrium Opportunities Associates III LP, which is the general partner of Athyrium Opportunities III Acquisition LP, Athyrium Opportunities III Acquisition 2 LP and Athyrium Opportunities 2020 LP.